O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
		Facsimile:	360-332-2291
		E-mail:	cic@stockslaw.com

File # 4329
June 23, 2005
VIA EDGAR &
FACSMILE - 202-772-9209

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Attention: Robert F. Telewicz, Jr., Staff Accountant

Dear Sirs:

RE:	ENCORE CLEAN ENERGY, INC. (the “Company”)
	-	SEC File Number 000-26047
	-	Item 4.02 Form 8-K filed May 16, 2005

We write on behalf of Encore Clean Energy, Inc. (the “Company”) in response to your comment letter dated June 20, 2005 regarding the Company’s above-referenced Form 8-K filing (the “Comment Letter”).

Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 8-K.

FORM 8-K

1.
PLEASE TELL US IF YOUR CERTIFYING OFFICERS HAVE RECONSIDERED THE EFFECT ON THE ADEQUACY OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY YOUR FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2004, JUNE 30, 2004 AND SEPTEMBER 30,  2004 IN LIGHT OF THE MATERIAL ERROR YOU HAVE DISCLOSED. ADDITIONALLY, TELL US WHAT EFFECT THE ERROR HAD ON YOUR CURRENT EVALUATION OF DISCLOSURE CONTROLS AND  PROCEDURES AS OF YOUR FISCAL YEAR END DECEMBER 31, 2004.

In response to this comment, the Company has informed us that Daniel Hunter, the Company’s certifying officer, performed a review of the Company’s disclosure controls and procedures in place during the interim periods ended March 31, 2004, June 30, 2004 and September 30, 2004 and the year ended December 31, 2004 and is satisfied that such controls and procedures were adequate to ensure that the information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934 (the “Exchange Act”) were recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms. Further, Mr. Hunter is satisfied that the error leading to the restatement of the financial statements for the periods described above is not indicative of any systemic deficiencies in the Company’s  disclosure controls and procedures and that such errors are not likely to be repeated in the future.

VANCOUVER OFFICE:	O’Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. Robert Telewicz

The Company’s previously issued financial statements for the periods set out above mistakenly failed to account for the royalty advances/consulting fees payable to Robert D. Hunt pursuant to the Exclusive License Agreement between Cryotherm, Inc. and Mr. Hunt (the “Hunt License Agreement”). The Hunt License Agreement was assumed by the Company upon completion of the acquisition of and merger with Cryotherm in 2003. The Company believes that the failure to account for the royalty advances/consulting fees is a result of a mistake made when consolidating the books and accounts of the Company with Cryotherm upon completion of the merger. An accrual for the royalty advances/consulting fees payable to Mr. Hunt under the Hunt License Agreement was never recorded in Cryotherm’s financial records. As a result, when merging the financial records of Cryotherm with the Company’s, the Company’s financial personnel failed to realize the omission and thus failed to record the accrual as well. Furthermore, the Company’s auditors also did not recognize the omission and thus did not advise the Company of such. As the Company was not aware that the omission had been made, it mistakenly failed to record the accrual in its interim financial statements for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. Upon reviewing the convertible note issued to Mr. Hunt effective January 14, 2005 in payment of the amounts owing under the Hunt License Agreement, the Company realized the omission had been made and restated its financial statements for those interim periods and for the year ended December 31, 2003 in order to correct the error.

At all times, the Company’s executive officers and financial personnel were aware of the Hunt License Agreement, and a copy was attached as an exhibit to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003. In addition, the Company made full disclosure of the amounts payable under the Hunt License Agreement in that Annual Report.

As the error leading to the restatement of the Company’s financial statements stemmed from an error made in the financial records of Cryotherm and from the consolidation of those records with the records of the Company upon completion of the merger, Mr. Hunter is satisfied that similar errors are unlikely to be repeated in the future.

A statement from the Company, as requested in the Comment Letter, is attached.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU
CIC/clk
Enclosure
cc:     Encore Clean Energy, Inc.
          Attn: Mr. Daniel B. Hunter, President

ACKNOWLEDGEMENT OF ENCORE CLEAN ENERGY, INC.

Encore Clean Energy, Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosure made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 23rd day of June, 2005.

ENCORE CLEAN ENERGY, INC.

Per:	/s/ Daniel B. Hunter
Daniel B. Hunter
Chief Executive Officer, Chief Financial Officer
and President